Exhibit 99.1

SPI Energy Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	June 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$4,771	$2,577
Restricted cash	846	1,053
Accounts receivable, net	42,070	45,316
Accounts receivable, related parties	25	25
Notes receivable	526	535
Inventories, net	13,536	15,919
Project assets	43,460	42,211
Prepaid expenses and other current assets, net	21,633	19,761
Other receivable, related parties, net	28	99
Finance lease receivable	3,753	3,816
Total current assets	130,648	131,312
Intangible assets	2,036	2,305
Goodwill	683	683
Accounts receivable, noncurrent	6,893	7,100
Other receivable, noncurrent	5,424	5,558
Notes receivable, noncurrent	4,823	4,823
Property, plant and equipment, net	58,459	61,328
Project assets, noncurrent	27,863	28,048
Investment in an affiliate	69,606	69,606
Deferred tax assets, net	554	589
Finance lease receivable, noncurrent	5,250	5,959
Total assets	$312,239	$317,311
LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$54,466	$58,465
Accounts payable, related parties	4,621	4,700
Accrued liabilities	35,260	32,810
Income taxes payable	3,114	2,900
Advance from customers	32,688	31,707
Short-term borrowings and current portion of long-term borrowings	107,891	108,726
Convertible bonds	35,000	35,000
Other current liabilities, related parties	519	289
Other current liabilities	83,795	85,310
Financing and capital lease obligations, current portion	26,566	26,399
Total current liabilities	383,920	386,306
Convertible bonds, noncurrent	17,695	15,785
Long-term borrowings, excluding current portion	9,219	9,823
Deferred tax liability, net	843	748
Other noncurrent liabilities	2,280	2,293
Total liabilities	413,957	414,955
Deficit:
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 7,260,672 and 7,250,672 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively*	1	1
Additional paid in capital	490,424	489,972
Accumulated other comprehensive loss	(32,738)	(33,874)
Accumulated deficit	(563,332)	(557,844)
Total deficit attributable to the shareholders of SPI Energy Co., Ltd.	(105,645)	(101,745)
Noncontrolling interests	3,927	4,101
Total deficit	(101,718)	(97,644)
Total liabilities and deficit	$312,239	$317,311

*The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits. On December 6, 2017, the Company enacted a one-for-ten reverse stock split as approved by the Company’s extraordinary general meeting. On November 12, 2018, an extraordinary general meeting was held and declared a one-for-ten reverse stock split immediately effective on November 12, 2018. All share and per share amounts in the unaudited condensed consolidated financial statements have been retroactively restated to reflect the reverse stock slips.

1

SPI Energy Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2018	2017
Net sales:
Net sales	$51,429	$67,535
Costs of goods sold:
Costs of goods sold	45,995	59,159
Gross profit	5,434	8,376
Operating expenses:
General and administrative	7,699	11,326
Sales, marketing and customer service	586	7,822
Provision of doubtful accounts and notes and impairment charges	–	162
Total operating expenses	8,285	19,310
Operating loss	(2,851)	(10,934)
Other income (expenses):
Interest expense	(4,531)	(2,510)
Interest income	3	–
Net foreign exchange gain	1,713	9
Others	231	(41)
Total other expense, net	(2,584)	(2,542)
Loss before income taxes	(5,435)	(13,476)
Income tax expense	82	909
Net loss including noncontrolling interests	(5,517)	(14,385)
Net loss attributable to noncontrolling interests	(29)	(4)
Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(5,488)	(14,381)
Net loss per common share:
Basic and Diluted	$(1)	(2)
Weighted average shares outstanding*:
Basic and Diluted	7,259,788	6,432,497

*The shares are presented on a retroactive basis to reflect the Company’s Reverse Stock Splits.

2